Exhibit 2.01 - Resource Extraction Payment Report

Fiscal year in which reported payments were made: 2023

Business segment of EOG that made the payments: United States, Trinidad, Other International

Resources that were the subject of commercial development: crude oil and natural gas

Method of extraction used in projects: well

Currency conversion method: During fiscal year 2023, as is reported below, EOG made certain payments in Australian dollars (AUD) and in Trinidad and Tobago dollars (TTD). Such payment amounts have been converted to U.S. dollars based on the exchange rate in effect at the time the payment was made.

Notes: (1) The payments reported herein may include certain payments made during fiscal year 2023 for purposes other than the commercial development of crude oil and natural gas.
(2) The payments reported herein do not reflect any payments received by EOG, a subsidiary of EOG or an entity under the control of EOG during fiscal year 2023 from a foreign government or the Federal Government (e.g., relating to the recoupment of royalties).

Type and total amount of payments, by payment type, made for each project (Item 2.01(a)(5)(i))
(Payment amounts in thousands of U.S. Dollars)

Project	National & Major Subnational Jurisdictions (ISO 3166 Codes)	Currencies Used to Make Payments	Business Segment That Made Payments	Taxes	Royalties	Fees	Production Entitlements	Bonuses	Dividends	Payments for Infrastructure Improvements	Community and Social Payments Required by Law or Contract

Onshore U.S. - New Mexico	US-NM	USD	United States	—	1,047,691	9,662	—	—	—	901	—

Onshore U.S. - North Dakota	US-ND	USD	United States	—	39,462	555	—	—	—	—	—

Onshore U.S. - Oklahoma	US-OK	USD	United States	—	285	—	—	—	—	—	—

Onshore U.S. - Texas	US-TX	USD	United States	—	—	—	—	—	—	122	—

Onshore U.S. - Wyoming	US-WY	USD	United States	—	52,836	2,893	—	—	—	—	—

Project	National & Major Subnational Jurisdictions (ISO 3166 Codes)	Currencies Used to Make Payments	Business Segment That Made Payments	Taxes	Royalties	Fees	Production Entitlements	Bonuses	Dividends	Payments for Infrastructure Improvements	Community and Social Payments Required by Law or Contract

Offshore Trinidad & Tobago (Atlantic Ocean)	TT-MRC	TTD; USD	Trinidad	9,084	15,039	6,972	84,252	—	—	—	—

Offshore Trinidad & Tobago (Atlantic Ocean)	TT-MRC	In-Kind[1]	Trinidad	—	—	—	1,690	—	—	—	—

Offshore Australia (Joseph Bonaparte Gulf)	AU-WA	AUD	Other International	—	—	189	—	—	—	—	—

Payments by EOG Consolidated Entity (Not Attributable to a Specific Project(s))	N/A	USD	United States	1,110,394	—	310	—	—	—	—	—
				(consists primarily of payments for U.S. federal income taxes)

1 In-kind payments of $1,690 represent an aggregate 24.6 thousand barrels of crude oil and condensate valued at then-prevailing regional market prices.

Type and total amount of payments, by payment type, for all projects made to each government (Item 2.01(a)(5)(ii))
(Payment amounts in thousands of U.S. Dollars)
Note: Includes payments by EOG consolidated entity (in United States dollars) to U.S. federal government that were not attributable to a specific project or projects; see above table.

Government; Country of Location (ISO 3166 Code)	Business Segment That Made Payments	Taxes	Royalties	Fees	Production Entitlements	Bonuses	Dividends	Payments for Infrastructure Improvements	Community and Social Payments Required by Law or Contract

United States Federal Government (US)	United States	1,110,394	1,140,274	13,420	—	—	—	1,023	—
		(consists primarily of payments for U.S. federal income taxes)

National Government of Trinidad & Tobago (TT)	Trinidad	9,084	15,039	6,972	85,942	—	—	—	—

National Government of Australia (AU)	Other International	—	—	189	—	—	—	—	—

Total amount of payments, by payment type (Item 2.01(a)(5)(iii))
(Payment amounts in thousands of U.S. Dollars)

Taxes	Royalties	Fees	Production Entitlements	Bonuses	Dividends	Payments for Infrastructure Improvements	Community and Social Payments Required by Law or Contract	Total Payments

1,119,478	1,155,313	20,581	85,942	—	—	1,023	—	2,382,337